UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

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Commission File Number: 001-34238

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THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Recent Developments of The9 Limited

On June 12, 2020, pursuant to the settlement deed entered into by The9 Limited (the “Company”) and Splendid Days Limited on May 29, 2020 (the “Settlement Deed”), the Company issued 32,400,000 Class A ordinary shares to Splendid Days Limited (“Splendid Days”) to settle the remaining portion of the total outstanding amount of the convertible notes issued and sold by the Company to Splendid Days in December 2015. Those Class A ordinary shares are subject to certain lock-up conditions and the number of Class A ordinary shares held or to be held by Splendid Days may also be subject to quantitative adjustments based on the market value of our shares, as set forth in the Settlement Deed.

On June 17, 2020, the board of directors and board committees of the Company authorized and approved the issuance of, and the Company issued, an aggregate number of 29,100,000 restricted Class A ordinary shares to certain directors, officers, employees and consultants of the Company as share incentive awards for their services to the Company pursuant to its Eighth Amended and Restated 2004 Stock Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. In the event that the performance targets or the service period conditions are not met, the underlying restricted Class A ordinary shares may be forfeited and cancelled.

As of July 22, 2020, there were 190,884,168 ordinary shares outstanding (excluding 7,113,574 ordinary shares issued to The Bank of New York Mellon, the Company’s ADS depositary, for the Company’s future issuance of ADSs upon the exercise of options under its share incentive plan and for its treasury ADSs), consisting of (i) 177,276,834 Class A ordinary shares, and (ii) 13,607,334 Class B ordinary shares. The following table sets forth information with respect to the beneficial ownership of the Company’s ordinary shares as of July 22, 2020 by each person known to the Company to own beneficially more than 5% (inclusive) of its ordinary shares.

	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Total Ordinary Shares on an As-Converted Basis		Total Voting Power (3)
	Number	Number	Number(1)	%(2)%
Directors and Executive Officers
Jun Zhu(4)	25,763,545	13,607,334	39,370,879	20.6	82.3
Davin A. Mackenzie	*	—	*	*	*
Kwok Keung Chau	*	—	*	*	*
Ka Keung Yeung	*	—	*	*	*
George Lai (Lai Kwok Ho)(5)	3,600,000	—	3,600,000	1.9	*
Chris Shen	*	—	*	*	*
All Directors and Executive Officers as a Group	31,538,005	13,607,334	45,145,339	23.7	83.0
Principal Shareholders:
Jun Zhu(4)	25,763,545	13,607,334	39,370,879	20.6	82.3
Splendid Days(6)	35,733,333	—	35,733,333	18.4	3.8
Plutux Labs Limited(7)	21,000,000	—	21,000,000	11.0	2.4
Leading Choice Holdings Limited(8)	21,000,000	—	21,000,000	11.0	2.4
IE Limited(9)	12,500,000	—	12,500,000	6.5	1.5
Jie Qin(10)	9,530,274	—	9,530,274	5.0	1.1

*	Less than 1% of our total outstanding shares.

(1)	Represents the sum of Class A and Class B ordinary shares beneficially owned by such person or group. The total number of Class A and Class B ordinary shares on an as-converted basis as of July 22, 2020 was 190,884,168, consisting of 177,276,834 Class A ordinary shares and 13,607,334 Class B ordinary shares.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the total number of ordinary shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of ordinary shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after July 22, 2020.

(3)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares on an as-converted basis held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares on an as-converted basis as a single class. Each holder of Class A ordinary shares is entitled to one vote per share. Each holder of Class B ordinary shares is entitled to fifty votes per share on all matters requiring a shareholders’ vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company wholly owned and controlled by Jun Zhu, and (ii) 7,500,000 Class B ordinary shares in the form of restricted shares, 19,500,000 Class A ordinary shares in the form of restricted shares and 5,351,451 Class A ordinary shares represented by ADSs held by Jun Zhu.

(5)	Includes 2,787,501 Class A ordinary shares in the form of restricted shares and 812,499 Class A ordinary shares represented by American depositary shares directly held by George Lai.

(6)	Includes (i) 32,400,000 Class A ordinary shares held by Splendid Days Limited, and (ii) 3,333,333 Class A ordinary shares issuable upon exercise of a warrant to purchase Class A ordinary shares exercisable within 60 days after July 22, 2020. The address for Splendid Days Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

(7)	Includes 21,000,000 Class A ordinary shares held by Plutux Labs Limited, as reported by Plutux Labs Limited on the Schedule 13G filed with the SEC on September 13, 2018. The address for Plutux Labs Limited is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands.

(8)	Includes 21,000,000 Class A ordinary shares held by Leading Choice Holdings Limited. The address for Leading Choice Holdings Limited is Unit 1005, 10/F, tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.

(9)	Includes 12,500,000 Class A ordinary shares held by IE Limited, as reported by IE Limited on the Schedule 13G filed with the SEC on February 9, 2018. The address for IE Limited is 7th Floor, Revesant Building, 6 Bongeunsa-ro 86-gil, Gangnam-gu, Seoul, Korea.

(10)	Includes (i) 6,187,500 Class A ordinary shares in the form of restricted shares held by Mr. Jie Qin and 3,014,049 Class A ordinary shares represented by American depositary shares directly held by Mr. Jie Qin, and (ii) 328,725 Class A ordinary shares represented by American depositary shares directly held by Airtech Ventures Limited, a British Virgin Islands company that is wholly-owned and controlled by Mr. Jie Qin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: July 23, 2020